UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014

Commission File Number: 001-35931

Constellium N.V.

(Translation of registrant’s name into English)

Tupolevlaan 41-61,

1119 NW Schiphol-Rijk

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As a result of the sale of Constellium N.V.’s ( the “Company”) Class A ordinary shares held by Rio Tinto on November 14, 2013, Rio Tinto’s right to designate one director to the Company’s board of directors terminated under the Amended and Restated Shareholders Agreement between the Company and certain of its shareholders. Accordingly, Bret K. Clayton, who was appointed to serve as a director by Rio Tinto, has resigned as a non-executive director of the Company’s board, effective January 20, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONSTELLIUM N.V.
(Registrant)

January 21, 2014	By:	/s/ Didier Fontaine
	Name:	Didier Fontaine
	Title:	Chief Financial Officer